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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

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                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                  Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
               Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
  (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The purpose of this amendment is to amend and supplement Items 3 and 9 in the
Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended, and to add additional Exhibits and to revise the Exhibit Index accordingly.



ITEM 3.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The second paragraph of Item 3(a) is hereby amended and restated in its entirety as follows (reflecting (i) a correction to the number of shares beneficially owned by Highland Capital Management, L.P., an affiliate of James D. Dondero, a director of the Company, and (ii) new stock grants to directors and officers under the 2004 Performance Incentive Plan described below):

      CASH CONSIDERATION PAYABLE PURSUANT TO THE OFFER. If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 17, 2004, the Company's directors and executive officers beneficially owned in the aggregate 5,407,877 Shares (including 155,618 restricted Shares but excluding options to purchase Shares). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $157,567,770 in cash. As discussed below in Item 4(d), to the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

Item 3(a) is hereby amended by adding the following at the end thereof:

      SEPARATION AGREEMENT. As of May 7, 2004, the Company entered into a separation agreement with its Senior Vice President and Chief Financial Officer, Richard W. Sunderland, Jr., under which his employment will terminate at or near the end of August 2004. Under the terms of the agreement, following the date of termination Mr. Sunderland's benefits will continue for the period set forth in Mr. Sunderland's employment agreement, and he will receive a pro rata bonus for the portion of the bonus year preceding the date of termination. He will additionally receive one year of severance payments at his annual salary rate of $250,000, along with a lump sum payment and bonus for services provided in connection with the spin-off of Genesis HealthCare Corporation totaling $59,688. Any exercisable stock options held by Mr. Sunderland as of the date of the agreement will be exercisable for 90 days from the date of termination, but no additional options will vest and the Second Option Tranche (as defined in Mr. Sunderland's employment agreement) is cancelled. Mr. Sunderland agrees to release the Company from all claims or demands based on or relating to his employment with the Company and the termination of that employment. The foregoing summary of Mr. Sunderland's termination agreement is qualified in its entirety by the specific language of the termination agreement, which is included as EXHIBIT (A)(8 to this Schedule.

Item 3(a) is hereby further amended by adding the following at the end thereof:

      2004 PERFORMANCE INCENTIVE PLAN. On April 13, 2004, the Board of Directors approved the Company's 2004 Performance Incentive Plan (the "Incentive Plan"), which was approved by shareholders at the Company's 2004 Annual Meeting of Shareholders on June 15, 2004.

      The Incentive Plan replaces, on a prospective basis, NeighborCare's 2001 Stock Option Plan and its 2001 Stock Incentive Plan (the "Prior Plans"). As a result of the adoption of the Incentive Plan, no new grants will be made from the Prior Plans. Any awards previously granted under the Prior Plans shall continue to vest and/or be exercisable in accordance with their original terms and conditions.

      The following summary of the 2004 Performance Incentive Plan is qualified in its entirety by the specific language of the Incentive Plan, which is included as EXHIBIT (A)(9) to this amendment. Capitalized terms used but not defined herein shall have the meanings set forth in the Incentive Plan.

      GENERAL

      The purposes of the Incentive Plan are to attract and promote the long-term retention of key employees, directors and certain other persons who are in a position to make significant contributions to the success of NeighborCare, to reward these employees, directors and other persons for their contributions, to provide additional incentive to such employees, directors and other persons to continue making similar contributions and to further align the interests of these employees, directors and other persons with those of NeighborCare's shareholders. To achieve these purposes, the Incentive Plan permits grants of incentive stock options ("ISOs"), options not intended to qualify as incentive stock options ("non-ISOs"), stock appreciation rights ("SARs"), restricted and unrestricted stock awards, restricted stock units, cash-based awards, including supplemental cash awards, or performance awards, and combinations of the foregoing (collectively referred to as "Awards"). Awards of restricted and unrestricted stock, restricted stock units and/or deferred stock may also be issued to participants in connection with management or employee purchase programs. Shares issuable under Awards that terminate unexercised or otherwise terminate without an issuance of shares, shares issuable under Awards that are payable in stock or cash but are paid in cash and shares issued but later forfeited will be available for future Awards under the Incentive Plan. If shares of Neighborcare common stock, par value $0.02 per share ("Common Stock") are not issued because such shares instead are used to satisfy an applicable tax withholding requirement or other obligation to NeighborCare in connection with the exercise of an Award, then such shares will again be available for future issuance under the Incentive Plan. In addition, if the exercise price of any Award is satisfied by the tender of shares of Common Stock (by actual delivery or attestation), only the number of shares of Common Stock issued under the Incentive Plan, net of any shares so tendered, will be deemed issued to the recipient.

      The Incentive Plan is intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code (the "Section 162(m) Limitations"), which limits the deductibility of


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      certain compensation in excess of $1,000,000 per year paid by a publicly traded corporation to "Covered Employees." "Covered Employees" are determined at the end of the tax year, and are the Chief Executive Officer plus the other four most highly compensated employees of NeighborCare whose compensation is reported to shareholders under applicable SEC rules and regulations.

      Compensation paid to Covered Employees will not be subject to the Section 162(m) Limitations if it is considered "qualified performance-based compensation." Under the regulations to Section 162(m), compensation related to Awards (other than cash-based awards) is deemed to constitute qualified performance-based compensation if the Award meets the following conditions: (i) it is made by a committee of the Board of Directors comprised solely of two or more outside directors; (ii) the plan under which the Award is made sets forth the maximum number of shares with respect to Awards that may be granted to any individual during a specified period; (iii) under the terms of the Award, the amount of compensation that an employee can receive is based solely on an increase in the value of the shares of Common Stock after the date of the grant or award; and
      (iv) the material terms of plan are disclosed to and approved by shareholders. As described in more detail below, the terms of the Incentive Plan are intended to satisfy the foregoing requirements with respect to Awards to "Covered Employees."

      ADMINISTRATION

      The Incentive Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors, which has full and exclusive power to administer and interpret the Incentive Plan, to grant Awards and to adopt such administrative rules, regulations, procedures and guidelines governing the Incentive Plan and the Awards as it may deem necessary in its discretion, from time to time. The Committee is comprised solely of outside directors of NeighborCare who are intended to satisfy the requirements of the Section 162(m) Limitations. The Committee's authority shall include, but not be limited to, the authority to: (i) determine the type of Awards to be granted under the Incentive Plan; (ii) select Award recipients and determine the extent of their participation; (iii) determine the method or formula for establishing the fair market value of the Common Stock for various purposes under the Incentive Plan; and (iv) establish all other terms, conditions, restrictions and limitations applicable to Awards and the shares of Common Stock issued pursuant to Awards, including, but not limited to, those relating to a participant's retirement, death, disability, leave of absence or termination of employment. The Committee may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards, waive any conditions or restrictions imposed with respect to Awards or the Common Stock issued pursuant to Awards and make any and all other interpretations and determinations which it deems necessary with respect to the administration of the Incentive Plan, other than a reduction of the exercise price of an option after the grant date and subject to the provisions of Section 162(m) of the Internal Revenue Code with respect to "Covered Employees." The Committee's right to make any decision, interpretation or determination under the Incentive Plan shall be in its sole and absolute discretion.


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      ELIGIBILITY

      ISOs may be granted under the Incentive Plan only to employees of NeighborCare. All current and future employees of NeighborCare and other persons who, in the opinion of the Committee, are in a position to make significant contributions to the success of NeighborCare, such as consultants and non-employee directors, are eligible to receive all other types of Awards under the Incentive Plan.

      NUMBER OF SHARES AVAILABLE FOR ISSUANCE

      The aggregate number of shares of Common Stock for which Awards may be granted under the Incentive Plan will be 5,000,000 shares, with an individual limit of 500,000 shares per fiscal year for each participant (excluding grants under any individual employment agreement as an inducement material to the individual's entering into an employment contract with NeighborCare).

      MAXIMUM CASH-BASED AWARDS

      The maximum aggregate amount that may be awarded in the form of a cash-based award, including a supplemental cash award, in any one fiscal year to a participant who is a "Covered Employee" shall not exceed $2,000,000 determined as of the date of vesting or payout, as applicable. The maximum aggregate amount that may be awarded in the form of a cash-based award, including a supplemental cash award, in any one fiscal year to a participant who is not a "Covered Employee" shall be determined by the Committee.

      ADJUSTMENTS

      In the event of any stock dividend, stock split, combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divestiture or other distribution (other than ordinary cash dividends) of assets to shareholders, or any other event affecting the Common Stock that the Committee deems, in its sole discretion, to be similar circumstances, the Committee may make such adjustments as it may deem appropriate, in its discretion, to:

      o the maximum number of shares available for issuance under the Incentive Plan or to any one participant;

      o the number or kind of shares of Common Stock covered by outstanding Awards;

      o    the exercise price applicable to outstanding Awards;

      o any measure of performance that relates to an Award in order to reflect such change in the Common Stock; and/or

      o    any other affected terms of any equity-based Award.


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      EXERCISE PRICE

      The Committee will determine the exercise price applicable to each ISO, non-ISO and SAR, which will not be less than the fair market value of our Common Stock at the time of the grant, as described below. In no case may the Committee amend an outstanding Award, or cancel an outstanding Award and issue a new Award, for the sole purpose of reducing the exercise price thereunder.

      OPTIONS

      Recipients of stock options under the Incentive Plan will have the right to purchase shares of Common Stock at an exercise price, during a period of time and on such other terms and conditions as are determined by the Committee. For ISOs, the recipient must be an employee, the exercise price must be at least 100% (110% if issued to a greater than ten percent shareholder of NeighborCare) of the fair market value of our Common Stock on the date of grant and the term cannot exceed ten years (five years if issued to a greater than ten percent shareholder of NeighborCare) from date of grant. The exercise price of a non-ISO must be at least 100% of the fair market value of our Common Stock on the date of grant, except that such exercise price may be offset by the forfeiture of an amount of cash compensation equal to the reductions in exercise price. An option exercise price may be paid in cash or by check, bank draft or money order payable to the order of NeighborCare, or if permitted by the Committee and subject to certain conditions, by delivery of shares of our Common Stock that have been owned by the recipient for at least six months (unless the Committee expressly approves a shorter period) and have a fair market value on the date of exercise at least equal to the exercise price, an unconditional and irrevocable undertaking by a broker to promptly deliver the necessary funds or by a combination of such methods. The Committee may cancel options (other than those granted in tandem with SARs) and cause NeighborCare to pay to the recipient, in cash or shares of our Common Stock (valued at the then fair market value of our Common Stock), an amount equal to such fair market value minus the exercise price of the option shares. Stock options may become exercisable in cumulative increments, or "vest" as determined by the Committee. The Committee has the power to accelerate the time during which stock option may vest or be exercised.

      In the event a participant tenders shares of our Common Stock to pay the exercise price of an option and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld or sold to pay the applicable withholding taxes, in no case may the Committee grant "reload" or "restoration" options entitling the participant to purchase shares of our Common Stock equal to the sum of the number of such shares tendered to pay the exercise price and the number of shares used to pay the withholding taxes.

      STOCK APPRECIATION RIGHTS

      SARs may be granted under the Incentive Plan either alone or in tandem with stock options. Generally, recipients of SARs are entitled to receive upon exercise, cash or shares of Common Stock (valued at the then fair market value of our Common Stock) equal to such fair market value on the date of exercise minus the fair market value on the date of


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      grant of the shares subject to the SAR, although certain other measurements also may be used. A SAR granted in tandem with a stock option is exercisable only if and to the extent that the option is exercised.

      STOCK AWARDS

      The Incentive Plan provides for restricted and unrestricted stock awards, restricted stock units and deferred stock awards. Restricted and unrestricted stock awards allow the recipient to acquire shares of our Common Stock at par value or any higher price determined by the Committee. In the case of restricted stock awards, the shares acquired are subject to a vesting schedule and other possible conditions determined by the Committee. A restricted stock unit is an award denominated in shares of restricted Common Stock, pursuant to a formula determined by the Committee, which may be settled either in shares of restricted Common Stock or in cash, in the discretion of the Committee, subject to such other terms, conditions, restrictions and limitations determined by the Committee from time to time. A deferred stock award entitles the recipient to receive shares of Common Stock to be delivered in the future. Delivery of the Common Stock will take place at such time or times, and on such terms and conditions, as the Committee may determine.

      CASH-BASED AWARDS

      Cash-based awards may be granted under the Incentive Plan which entitle the recipient to receive cash upon the attainment of certain performance goals in such amounts and on such terms as may be determined by the Committee.

      Under the Incentive Plan and subject to applicable law, supplemental cash awards may also be granted to recipients of Awards to help defray taxes due as a result of the Awards. The terms and conditions of supplemental cash awards are determined by the Committee.

      PERFORMANCE AWARDS

      The Incentive Plan provides for performance awards entitling the recipient to receive Awards without payment upon achieving certain performance goals determined by the Committee. At the discretion of the Committee, any of the above-described Awards may be contingent on attainment of performance goals which are based on certain pre-established criteria. Performance goals may involve overall corporate performance, operating group or business unit performance, personal performance or any other category of performance determined by the Committee.

      SECTION 162(M) LIMITATIONS

      If the Committee determines at the time an Award that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code is granted to a recipient that such recipient is, or may be as of the end of the tax year for which the Company would claim a tax deduction in connection with such Award, a "Covered Employee," then the Committee may provide that the Award be subject to the


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      achievement of specified levels of one or more of the following performance goals, unless and until the Company's shareholders approve a change to such performance goals: operating income, net earnings, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT), net income, earnings per share, total shareholder return, cash flow, return on assets, decrease in expenses, Common Stock price, price-earnings multiple, comparisons to market indices, sales growth, market share, the achievement of certain quantitatively and objectively determinable non-financial performance measures including, but not limited to, operational measures such as increase in beds served and cost per prescription filled, growth strategies, strategic initiatives, corporate development and leadership development, and any combination of the foregoing. The performance goals shall be determined and approved by the Committee within the first 90 days of each fiscal year. Awards subject to such conditions may not be adjusted upward; however, the Committee shall retain the discretion to adjust such Awards downward. Prior to the payment of any Award subject to these
      Section 162(m) Limitations, the Committee shall certify in writing that the applicable performance goal was satisfied.

      The Committee shall have the discretion to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. In the event that applicable tax/and or securities laws change to permit the Committee the discretion to alter the governing performance goals without obtaining shareholder approval, the Committee shall have the sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, the Committee may make such grants without satisfying the Section 162(m) Limitations.

      TERMINATION OF AWARDS

      Except as otherwise determined by the Committee, upon termination of a recipient's employment or other relationship with NeighborCare, (i) stock options and SARs remain exercisable for a period of three months (other than termination by reason of death or permanent disability or retirement, in which case such stock options and SARs shall automatically become exercisable in full and shall remain exercisable, in the case of termination by death or permanent disability, for a period of three months and, in the case of termination by retirement, for a period of three years), but no longer than the term of the stock option or SAR, to the extent that they were exercisable at the time of termination; (ii) all restricted stock shall be transferred to NeighborCare for purchase for the amount of cash paid for such stock, or forfeited to NeighborCare if no cash were paid (other than termination by reason of death or permanent disability or retirement, in which case all restricted stock and restricted stock units shall automatically become free of all restrictions and conditions); (iii) cash-based awards, other than supplemental cash awards, shall be forfeited and the Awards canceled as of the date of such termination (other than termination by reason of death or permanent disability or retirement, in which case all cash-based awards, other than supplemental cash awards, shall be paid on a pro rata basis, with the pro ration determined as a function of the length of time within the performance period


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      that has elapsed prior to termination and the attainment of the targeted performance measures); (iv) if by reason of death or disability or retirement, any payment or benefit under deferred stock awards, performance awards and supplemental cash awards shall be made by NeighborCare; and (iv) if by reason other than death or disability or retirement, any payment or benefit under restricted stock units, deferred stock awards, performance awards and supplemental cash awards to which the recipient was not irrevocably entitled at the time of termination shall be forfeited and such Awards cancelled as of the date of such termination.

      CHANGE IN CONTROL

      The Incentive Plan generally provides that, unless the Committee determines otherwise at the time of grant with respect to a particular Award, in the event of a participant's qualified status change (as defined below) within twelve months of a change in control (as defined below), (1) any options and SARs shall automatically become exercisable in full upon the occurrence of such qualified status change, (2) any restricted stock shall automatically become free of all restrictions and conditions upon the occurrence of such qualified status change, (3) the performance measures relating to any cash-based awards, other than supplemental cash awards, shall be deemed to have been fully satisfied as of the date of the Qualified Status Change and such cash-based awards shall be paid on a pro rata basis, with the pro ration determined as a function of the length of time within the performance period that has elapsed prior to the Qualified Status Change, based on the attainment of all targeted performance measures, and (4) any conditions on restricted stock units, deferred stock awards performance awards and supplemental cash awards which relate only to the passage of time and continued employment shall automatically terminate upon the occurrence of such qualified status change.

      A qualified status change means the occurrence of any of the following:
      (i) a termination of the participant's employment with or service to NeighborCare other than by reason of death, permanent disability, resignation (other than pursuant to the constructive or good reason termination provisions of any agreement with the Company) or retirement or termination for cause, (ii) a reduction by NeighborCare in the participant's base salary as in effect immediately prior to the change in control; (iii) the assignment to the participant of any duties that constitute a material reduction in the participant's status with NeighborCare or a substantial reduction in the nature or status of the participant's responsibilities from those in effect immediately prior to the change in control, or a reduction in the participant's titles or offices as in effect immediately prior to the change in control, or any removal of the participant from, or any failure to reelect the participant to, any of such positions, except in connection with a termination of the participant's employment with or service to NeighborCare by reason of the participant's death, permanent disability, resignation (other than pursuant to the constructive or good reason termination provisions of any agreement with NeighborCare), retirement or termination for cause; and
      (iv) any relocation of the participant's principal place of employment to a location more than forty-five (45) miles beyond the location at which the participant was employed immediately prior to the change in control.


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      A change in control means: (i) the occurrence of an event that would, if known to NeighborCare's management, be required to be reported by NeighborCare as a change in control under Form 8-K pursuant to the Exchange Act; or (ii) the acquisition or receipt, in any manner, by any person (as defined for purposes of the Exchange Act) or any group of persons acting in concert, of direct or indirect beneficial ownership (as defined for purposes of the Exchange Act) of forty percent (40%) or more of the combined voting securities ordinarily having the right to vote for the election of directors of NeighborCare; or (iii) a change in the constituency of the Board of Directors with the result that individuals (the "Incumbent Directors") who are members of the Board on the effective date of the Incentive Plan cease for any reason to constitute at least a majority of the Board of Directors, provided that any individual who is elected to the Board after the effective date of the Incentive Plan and whose nomination for election was unanimously approved by the Incumbent Directors shall be considered an Incumbent Director beginning on the date of his or her election to the Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (as defined for purposes of the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; or (iv) the sale, exchange, liquidation or other disposition of all or a significant portion of NeighborCare's business or assets, or the execution by NeighborCare of a binding agreement providing for such a transaction; unless in any such case, at least a majority of the Incumbent Directors determine, prior to the occurrence of such change in control, that no change in control has or will have occurred; or (v) the occurrence of a reorganization, merger, consolidation or other corporate transaction involving NeighborCare, in each case, with respect to which NeighborCare's shareholders immediately prior to such transaction do not, immediately after such transaction, own more than fifty percent (50%) of the combined voting securities ordinarily having the right to vote for the election of directors of NeighborCare or other corporation resulting from such transaction; or (vi) the approval by NeighborCare's shareholders of a complete liquidation or dissolution of NeighborCare; or (vii) any similar transaction, circumstance or event which the Committee determines to constitute a change in control.

      ADDITIONAL CANCELLATION PROVISIONS

      In any instance where the rights of a recipient with respect to an Award extend beyond termination other than by reason of death, all of such rights shall terminate and be forfeited, if, in the determination of the Committee, the recipient, at any time prior or subsequent to such termination, breaches or violates, in a material way, the terms of any agreement with the NeighborCare, including any employment agreement, termination agreement, confidentiality agreement, non-solicitation agreement or non-competition agreement.

      REDUCTION OF PAYMENTS

      Unless otherwise agreed upon in writing by NeighborCare and the recipient, if any payment under the Incentive Plan constitutes a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is subject to the excise tax imposed by


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      Section 4999 of the Internal Revenue Code (the "Excise Tax"), then such payment will be reduced, if on an after-tax basis (including the Excise
      Tax), such reduction would result in the recipient receiving a greater amount of the payment.

      AMENDMENT AND TERMINATION

      The Incentive Plan may be amended or terminated by the Committee at any time, without the approval of shareholders or participants, provided that no amendment that would require shareholder approval under the NASD listing standards, applicable law or the Internal Revenue Code, including but not limited to Section 162(m), may become effective without shareholder approval. Unless terminated earlier by the Committee, no new Awards may be granted under the Incentive Plan after June 15, 2014.

      On June 15, 2004, the Compensation Committee recommended and the Board of Directors made grants of Restricted Stock under the Incentive Plan to Mr. Arlotta and Mr. Smith, in each case in accordance with the terms of such executive's employment agreement with the Company. Each grant has been made pursuant to a Restricted Stock Agreement, copies of which are filed as EXHIBITS (A)(10) and (A)(11) hereto, respectively. The Compensation Committee also recommended, and the Board also approved, grants of an aggregate of 78,650 shares of restricted stock under the Incentive Plan to other employees who are not executive officers or directors.

      Pursuant to Board action taken in December 2003, upon shareholder approval of the Incentive Plan on June 15, 2004, each director is to receive an annual award of restricted stock having a fair market value at the time of grant of $95,000. Accordingly, as a result of shareholder approval of the Incentive Plan on June 15, 2004, each director received 3,033 shares of restricted stock under the Incentive Plan, such shares having a fair market value of $95,000 based upon the closing price of the Company's common stock on June 15, 2004. While continuing to serve on the Board, a director may not sell such restricted stock at any time when the value of the restricted stock (including all vested and unvested shares) held by the director following such sales would be less than $285,000. The form of Restricted Stock Agreement to be entered into by directors in connection with their receipt of restricted stock under the Incentive Plan is filed as EXHIBIT (A)(12) hereto.

      On June 15, 2004, the Board determined, as permitted by the Incentive Plan, that all shares of restricted stock granted on June 15 pursuant to the Incentive Plan will vest immediately in the event of a Change in Control, as defined in the Incentive Plan, without regard as to whether a Qualified Status Change, as defined in the Incentive Plan, shall have occurred, except that, unless otherwise provided in an executive's employment agreement, such immediate vesting shall not occur if the Board so determines by affirmative vote of 75% or more of the incumbent directors taken before any Change in Control shall have occurred.

      On June 15, 2004, the Compensation Committee recommended, and the full board approved, amendments to the employment agreements of Messrs. Arlotta, Gaither and Kor-dash. The amendment to Mr. Arlotta's employment agreement, effective June 18, 2004, provides that upon a Change in Control of the Company, any and all equity-based compensation awards held by Mr. Arlotta that are outstanding as of the Change in Control and which are not then exercisable or vested shall vest in full and become immediately exercisable.

      The amendments to the respective employment agreements of Messrs. Gaither and Kordash, also effective as of June 18, 2004, provide that (1) if the subject executive resigns during the 90-day period commencing six months after a Change in Control, the executive will be considered to have resigned for "good reason" for all purposes of his Employment Agreement;
      (2) in the event that a termination of the subject executive's employment during the two year period following a Change in Control of the Company, then in lieu of the amounts otherwise provided in their respective employment agreements, NeighborCare will pay each executive a lump-sum payment, within thirty (30) days after the date of termination, equal to two times the sum of (i) the executive's average base salary and (ii) the executive's average assumed cash incentive compensation; and (3) that upon a Change in Control of the Company, any and all equity-based compensation awards held by the executive that are outstanding as of the Change in Control and which are not then exercisable or vested shall vest in full and become immediately exercisable, unless (A) otherwise specifically provided by a specific reference to his employment agreement in an equity compensation plan of the Company or in any award agreements granted thereunder or (B) the Board, by affirmative vote of 75% of the Incumbent Directors determines prior to the Change in Control that the immediate vesting provided for in this sentence shall not occur, in which case the provision of the grant or of the employment agreement that otherwise determined the vesting schedule for such awards shall continue to control. The foregoing summaries of the amendments to the employment agreements of Messrs. Arlotta, Gaither and Kordash are qualified in their entirety by the specific language of such amendments, which are included as EXHIBITS (A)(13), (A)(14) AND (A)(15), respectively, to this Schedule.


ITEM 9.        EXHIBITS.

Exhibit No.    Description
----------     -----------------------------------------------------------------

   (a)(8) Termination Agreement, dated May 7, 2004, by and between NeighborCare, Inc. and Richard W. Sunderland, Jr. (incorporated by reference to Exhibit 99.2 to NeighborCare's Current Report on Form 8-K, filed June 16, 2004)

   (a)(9) 2004 Performance Incentive Plan (incorporated by reference to Appendix B to NeighborCare's Proxy Statement on Schedule 14A, filed April 23, 2004)

   (a)(10)     Restricted Stock Agreement between John J. Arlotta and
               NeighborCare

   (a)(11)     Restricted Stock Agreement between Robert A. Smith and
               NeighborCare

Exhibit No.    Description
----------     -----------------------------------------------------------------

   (a)(12) Form of Restricted Stock Agreement between individual directors of NeighborCare and NeighborCare

   (a)(13) Amendment to Employment Agreement dated as of July 7, 2003, amended December 9, 2003, by and between Genesis Health Ventures and John Arlotta

   (a)(14) Amendment to Amended and Restated Employment Agreement dated as of December 9, 2003 by and between Neighborcare, Inc. and John F. Gaither, Jr.

   (a)(15) Amendment to Amended and Restated Employment Agreement dated as of December 9, 2003 by and between Neighborcare, Inc. and John L. Kordash

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NEIGHBORCARE, INC.

                                    By:   /s/ John F. Gaither, Jr.
                                         -------------------------------------
                                         John F. Gaither, Jr.
                                         Senior Vice President,
                                         General Counsel and Secretary

                                    Dated:  June 22, 2004

                                INDEX OF EXHIBITS


Exhibit No.    Description
----------     -----------------------------------------------------------------


   (a)(8) Termination Agreement, dated May 7, 2004, by and between NeighborCare, Inc. and Richard W. Sunderland, Jr. (incorporated by reference to Exhibit 99.2 to NeighborCare's Current Report on Form 8-K, filed June 16, 2004)

   (a)(9) 2004 Performance Incentive Plan (incorporated by reference to Appendix B to NeighborCare's Proxy Statement on Schedule 14A, filed April 23, 2004)

   (a)(10)     Restricted Stock Agreement between John J. Arlotta and
               NeighborCare

   (a)(11)     Restricted Stock Agreement between Robert A. Smith and
               NeighborCare

   (a)(12) Form of Restricted Stock Agreement between individual directors of NeighborCare and NeighborCare

   (a)(13) Amendment to Employment Agreement dated as of July 7, 2003, amended December 9, 2003, by and between Genesis Health Ventures and John Arlotta

   (a)(14) Amendment to Amended and Restated Employment Agreement dated as of December 9, 2003 by and between Neighborcare, Inc. and John F. Gaither, Jr.

   (a)(15) Amendment to Amended and Restated Employment Agreement dated as of December 9, 2003 by and between Neighborcare, Inc. and John L. Kordash